PHOENIX CAPITAL GROUP HOLDINGS, LLC

SUPPLEMENT NO. 1 DATED MARCH 31, 2023
TO THE OFFERING CIRCULAR DATED JANUARY 6, 2023

This document supplements, and should be read in conjunction with, the offering circular of Phoenix Capital Group Holdings, LLC, a Delaware limited liability company (“we,” “our,” “us” or the “Company”), dated and filed by us with the Securities and Exchange Commission (the “Commission”) on January 6, 2023 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

COVER PAGE

The third paragraph and accompanying table on the cover page is amended in its entirety as follows:

As of March 15, 2023, or the “Effective Date,” the Bonds will be offered to prospective investors on a commercially reasonable efforts basis by Dalmore Group, LLC, or our “managing broker/dealer,” a New York limited liability company and a member of the Financial Industry Regulatory Authority, or “FINRA,” which includes a broker-dealer fee of up to 4.5% of the gross proceeds of the offering. The Bonds will be offered to prospective investors on a commercially reasonable efforts basis by Dalmore Group. “Commercially reasonable efforts” means that our broker/dealer of record is not obligated to purchase any specific number or dollar amount of Bonds but will use commercially reasonable efforts to sell the Bonds. At each closing date, the net proceeds for such closing will be disbursed to our Company and Bonds relating to such net proceeds will be issued to their respective investors. We commenced the sale of the Bonds on December 23, 2021, or the “Commencement Date” and will terminate the offering on the earliest of: (i) the date we sell the Maximum Offering Amount; (ii) December 23, 2024; or (iii) such date upon which we determine to terminate the offering, in our sole discretion. Notwithstanding the previous sentence, we have the right, in our sole discretion, to extend this offering beyond December 23, 2024 for two additional one-year periods.

	Price to Investors	Broker-Dealer Fee Fee (2)	Proceeds to Company	Proceeds to Other Persons

Per Bond (1)(2)	$1,000	$45	$955	$0
Offering Amount Based on Bonds Remaining to be Sold(1)(2)	$23,250,000	1,046,250	22,203,750	$0

(1)
This includes a broker-dealer fee of up to 4.5% of the gross proceeds of the offering (the “Broker-Dealer Fee”). The Broker-Dealer Fee will be paid to Dalmore Group as our broker/dealer of record. See “Use of Proceeds” and “Plan of Distribution” for more information.

(2)	All figures are rounded to the nearest dollar.

OFFERING CIRCULAR SUMMARY

“The Offering Circular Summary – The Offering – Use of Proceeds” is amended in its entirety as follows:

We estimate that the net proceeds we will receive from this offering will be approximately $73,763,250 if we sell the Maximum Offering Amount, after deducting fees payable to our broker/dealer of record.

We plan to use substantially all of the net proceeds from this offering for the purchase of mineral rights and non-operated working interests, as well as additional asset acquisitions. See “Use of Proceeds” for additional information.

USE OF PROCEEDS

“Use of Proceeds” is amended in its entirety as follows:

Between the Commencement Date and the Effective Date, we have sold $51,750,000 of Bonds. This amount included a broker-dealer fee of up to 1% on $19,050,000 of gross proceeds of the offering within that period. Consequently, $23,250,000 of Bonds remain to be sold and are subject to the Broker-Dealer Fee. We estimate that the net proceeds we will receive from this offering will be $22,203,750 after deducting fees payable to our broker/dealer of record.

We plan to use substantially all of the net proceeds from this offering on continued acquisitions of mineral rights and non-operated working interests, as well as additional asset acquisitions. The table below demonstrates our anticipated uses of offering proceeds, but the table below does not require us to use offering proceeds as indicated. Our actual use of offering proceeds will depend upon market conditions, among other considerations. The numbers in the table are approximate.

	Amount	Percent
Gross offering proceeds (Maximum Offering)	$75,000,000	100%
Gross offering proceeds (remaining to be sold*)	$23,250,000	100%
Less offering expenses:
Selling commissions(1)	$1,046,250	4.5%

Net Proceeds	$22,203,750	95.5%
Total Net Proceeds(2)	$73,763,250	98.3%

*Amounts and percentages may vary from the above, provided that Selling Commission and expenses will not exceed 4.5% of gross offering proceeds.

(1)
This includes a broker-dealer fee of up to 4.5%% of the gross proceeds of the offering raised after the Effective Date. See “Plan of Distribution” for more information.

(2)
Total Net Proceeds includes net proceeds raised prior to Effective Date, as well as estimated net proceeds raised after Effective Date.

PLAN OF DISTRIBUTION

“Plan of Distribution – The Offering” is amended in its entirety as follows:

We are offering a maximum offering amount of $75,000,000 in the aggregate principal amount of the Bonds to the public at a price of $1,000 per Bond. Between the Commencement Date and the Effective Date, we have sold $51,750,000 of Bonds. This amount included a broker-dealer fee of up to 1% on $19,050,000 of gross proceeds of the offering within that period. Consequently, $23,250,000 of Bonds remain to be sold and are subject to the Broker-Dealer Fee. The offering will terminate on the earliest of: (i) the date we sell the Maximum Offering Amount; (ii) December 23, 2024; or (iii) such date upon which we determine to terminate the offering, in our sole discretion. Notwithstanding the previous sentence, we have the right to extend this offering beyond December 23, 2024 for two additional one-year periods. If we do elect to extend the offering beyond the initial three-year term, then we will be required to file a new offering statement. In such a case, the new offering statement must be declared qualified before we will be able to continue the offering past December 23, 2024.

We have arbitrarily determined the selling price of the Bonds and such price bears no relationship to our book or asset values, or to any other established criteria for valuing issued or outstanding Bonds.

The Bonds are being offered on a “commercially reasonable efforts” basis, which means generally that our broker/dealer of record is required to use only its commercially reasonable efforts to sell the Bonds and it has no firm commitment or obligation to purchase any of the Bonds. The offering will continue until the offering termination. We will conduct closings on a weekly basis assuming there are funds to close, until the offering termination. If either day falls on a weekend or holiday, the closing will be conducted on the next business day. Once a subscription has been submitted and accepted by the Company, an investor will not have the right to request the return of its subscription payment prior to the next closing date. If subscriptions are received on a closing date and accepted by the Company prior to such closing, any such subscriptions will be closed on that closing date. If subscriptions are received on a closing date but not accepted by the Company prior to such closing, any such subscriptions will be closed on the next closing date. It is expected that settlement will occur two business days following each closing date. Two business days after the closing date, offering proceeds for that closing will be disbursed to us and the Bonds purchased will be issued to the investors in the offering. If the Company is dissolved or liquidated after the acceptance of a subscription, the respective subscription payment will be returned to the subscriber. The offering is being made on commercially reasonable efforts basis through Dalmore Group, our broker/dealer of record.

“Plan of Distribution - Broker-Dealer and Compensation We Will Pay for the Sale of the Bonds” is amended in its entirety as follows:

Our broker/dealer of record will receive a broker-dealer fee of up to 4.5% of the remaining gross proceeds of the offering (“Broker-Dealer Fee”). The Broker-Dealer fee will be paid to Dalmore Group as our broker/dealer of record. Total underwriting compensation to be received by or paid to participating FINRA member broker-dealers, including, without limitation, the broker-dealer fee, will not exceed 4.5% of proceeds raised with the assistance of those participating FINRA member broker-dealers. As part of our previous engagement with Dalmore Group, we paid Dalmore Group a one-time advance set up fee of $5,000 to cover reasonable out-of-pocket accountable expenses that were anticipated to be incurred. In addition, we  paid a $20,000 consulting fee that was due after FINRA issued the “No Objection Letter.”

Set forth below are tables indicating the estimated compensation and expenses that will be paid in connection with the offering to our broker/dealer of record.

	Per Bond	Offering Amount Between Commencement Date and the Effective Date
Offering:
Price to investor:	$1,000.00	$51,750,000
Less broker-dealer fee:	$10	$190,500
Remaining Proceeds:	$990	$51,559,500

	Per Bond	Offering Amount Based on Bonds Remaining to be Sold
Offering:
Price to investor:	$1,000.00	$23,250,000
Less broker-dealer fee:	$45	$1,046,250
Remaining Proceeds:	$955	$22,203,750

We have agreed to indemnify our broker/dealer of record, the Selling Group Members and selected registered investment advisors, against certain liabilities arising under the Securities Act. However, the SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and is unenforceable.

In accordance with the rules of FINRA, the table above sets forth the nature and estimated amount of all items that will be viewed as “underwriting compensation” by FINRA that are anticipated to be paid by us in connection with the offering. The amounts shown assume we sell all the Bonds offered hereby.

It is illegal for us to pay or award any commissions or other compensation to any person engaged by you for investment advice as an inducement to such advisor to advise you to purchase the Bonds; however, nothing herein will prohibit a registered broker-dealer or other properly licensed person from earning a sales commission in connection with a sale of the Bonds.

DESCRIPTION OF BONDS

“Description of Bonds – Manner of Offering” is amended in its entirety as follows:

The offering is being made on a commercially reasonable efforts basis through our broker/dealer of record. We reserve the right to conduct future sales through other Selling Group Members. Our broker/dealer of record will not be required to purchase any of the Bonds.